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March 27, 2025

Alberta Securities Commission

British Columbia Securities Commission
The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities, Government of Newfoundland and Labrador
Office of the Superintendent of Securities (Northwest Territories)

Nova Scotia Securities Commission
Nunavut Securities Office
Ontario Securities Commission

PEI Office of the Superintendent of Securities Office (Prince Edward Island)
Autorité des marchés financiers (Quebec)

Financial and Consumer Affairs Authority of Saskatchewan
Office of the Yukon Superintendent of Securities

The TSX Venture Exchange

Dear Sirs/Mesdames:

Re: Integra Resources Corp. (the "Company")

As required under section 4.11 of National Instrument 51-102, we have read the Company's Change of Auditor Notice dated March 27, 2025 ("the Notice").

We confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours very truly,

Chartered Professional Accountants

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.